UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

DISCLOSEABLE TRANSACTION
IN RELATION TO THE PURCHASE OF FIFTEEN AIRBUS A330 SERIES AIRCRAFT
AND
VOLUNTARY ANNOUNCEMENT
IN RELATION TO THE SALE OF FIVE AIRBUS A340-300 AIRCRAFT

DISCLOSEABLE TRANSACTION

On 17 October 2011, the Company (as purchaser) entered into the Agreement with Airbus SAS (as seller) regarding the purchase of fifteen Airbus A330 series aircraft.

The Transaction constitutes a discloseable transaction of the Company under the Listing Rules as applied by the Stock Exchange

VOLUNTARY ANNOUNCEMENT

This section is a voluntary disclosure made by the Company.

Simultaneously with the entering into of the Agreement, on 17 October 2011, the Company (as the seller) entered into the A340 Agreement with Airbus SAS (as the purchaser) regarding the Disposal. The Disposal does not constitute a notifiable transaction under Chapter 14 of the Listing Rules.

THE AGREEMENT

On 17 October 2011, the Company (as purchaser) entered into the Agreement with Airbus SAS (as seller) regarding the Transaction.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Airbus SAS and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

Aircraft to be acquired	:	The Aircraft (i.e. fifteen brand new Airbus A330 series aircraft).

Consideration	:
The aircraft basic price of the Aircraft in aggregate is approximately USD2.532 billion (equivalent to approximately RMB16.129 billion) based on the relevant price catalog in 2007. Such aircraft basic price comprises the airframe price, optional features prices and engine price.

The Agreement w a s negotiated and entered into in accordance with customary business and industry practice, under which Airbus SAS has granted to the Company significant price concessions with regard to the Aircraft. Such price concessions were determined after arm’s length negotiations between the Company and Airbus SAS and as a result, the Consideration is significantly lower than the aircraft basic price of the Aircraft mentioned above.

Based on the Consideration, the relevant “percentage ratio” calculated under Rule 14.07 of the Listing Rules at the material time is 5% or more but less than 25%. Accordingly, the Transaction constitutes a discloseable transaction of the Company under the Listing Rules as applied by the Stock Exchange.

Pursuant to Rule 14.22 of the Listing Rules, the Transaction would be aggregated with the transaction under the A320 Agreement and be treated as if they were one transaction for the purpose of Chapter 14 of the Listing Rules. The A320 Agreement constituted a major transaction of the Company under the Listing Rules as applied by the Stock Exchange. Nonetheless, the Transaction, even if aggregated with the A320 Agreement, will still be classified as a major transaction of the Company under Chapter 14 of the Listing Rules. Accordingly, pursuant to the Stock Exchange’s Series 7 Frequently Asked Questions 14 and 15, the Transaction is only required to be disclosed as a discloseable transaction. Reference is made to the Company’s announcement dated 30 December 2010 and circular dated 25 February 2011 regarding the Company’s purchase of 50 Airbus A320 series aircraft pursuant to the A320 Agreement.

In respect of the Transaction, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on a number of occasions raised the issue with Airbus SAS in order to seek its consent to the Company’s disclosing certain otherwise required information (including the Consideration) in this announcement. Nonetheless, Airbus SAS, for business reasons and from a commercial perspective, did not accede to such request, and insisted on the preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions (including Listing Rules 14.58(4)) under the Listing Rules in respect of the disclosure of the Consideration.

The Company confirms that the extent of the price concessions granted to the Company under the Agreement is comparable to the price concessions granted to the Company under the 2009 Agreement. The price concessions granted to the Company under the Agreement will mainly affect the depreciation of aircraft in the operation cost of the Company. The Company believes that the price concessions obtained by the Company under the Agreement have no material impact on the Company’s operating costs taken as a whole.

The Company has also taken into account the current economic environment, the industry performance and the Company’s financial position, and considers that the extent of the price concessions granted to the Company under the Agreement are fair and reasonable and in the interests of its shareholders.

Payment terms and source of funding	:
The Consideration is payable by cash in United States dollars in instalments, and will be, as currently contemplated, funded through the Company’s working capital, bank loans from commercial banks and other sources of financing available to the Company.

Delivery	:	The Aircraft are expected to be delivered to the Company in stages from 2013 to 2015.

GENERAL

The Company and Airbus SAS	:	The Company is principally engaged in the business of civil aviation.

Airbus SAS, to the knowledge of the Directors, is principally engaged in the business of manufacturing and selling aircraft.

Reasons for entering into the Transaction, and benefits expected to accrue to the Company	:
The Aircraft will primarily be used to satisfy the increasing demand of the domestic passenger air transportation as well as the international and regional medium-and-long-haul routes passenger air transportation in the coming years, and to increase the Company’s competitiveness in the passenger air transportation market. The purchase of the Aircraft will further optimize the overall fleet structure of the Company, enhance the route coverage of the Company and increase the economic benefit to the Company.

Without considering the adjustments to be made to the aircraft fleet of the Company as a result of the market conditions and the age of the aircraft, the addition of the Aircraft will increase the ATKs of the Company by approximately 9.41% (based on the ATKs of the Company as at 31 December 2010).

As mentioned above , part of the Consideration is, as currently contemplated, being funded through bank loans from commercial banks. The Transaction may therefore result in an increase in the Company’s debt-to-equity ratio, but as the Consideration is payable by instalments, it is not expected to have substantial impact on the Company’s cash-flow position or its business operations.

The Transaction has been approved by the Directors, and is subject to approval by the relevant regulatory authority(ies) in the PRC in compliance with the relevant regulatory requirements.

The Directors believe that the terms of the Agreement (including the price concessions under the Agreement) are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Discloseable transaction	:	The Transaction constitutes a discloseable transaction of the Company under the Listing Rules as applied by the Stock Exchange.

THE A340 AGREEMENT

This section is a voluntary disclosure made by the Company.

Simultaneously with the entering into of the Agreement, on 17 October 2011, the Company (as the seller) entered into the A340 Agreement with Airbus SAS (as the purchaser) regarding the Disposal. The Disposal does not constitute a notifiable transaction under Chapter 14 of the Listing Rules.

Aircraft to be disposed of	:	five Airbus A340-300 aircraft

Consideration	:
The Agreement was negotiated and entered into in accordance with customary business and industry practice. The consideration of the Disposal was determined after arm’s length negotiation between the parties with reference to the valuation of the five Airbus A340-300 aircraft.

Payment terms	:	The consideration of the Disposal is payable by cash in United States dollars on the day of delivery of each of the five Airbus A340-300 aircraft after entering into the A340 Agreement.

Delivery	:	T h e five Airbus A340-300 aircraft are expected to be delivered to Airbus SAS in stages in 2012.

Reasons for entering into the Disposal, and benefits expected to accrue to the Company	:
The purchase of the Aircraft as well as the Disposal of the five Airbus A340-300 aircraft at the same time will lower the unit operation cost of the Company and increase the degree of comfort for medium-and-long-haul route passenger air transportation for our customers.

Without considering the adjustments to be made to the aircraft fleet of the Company as a result of the market conditions and the age of the aircraft, the Disposal will decrease the ATKs of the Company by approximately 3.68% (based on the ATKs of the Company as at 31 December 2010).

The Directors believe that the terms of the A340 Agreement are fair and reasonable and in the interests of the Company’s shareholders as a whole.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“2009 Agreement”	means the agreement entered into on 28 December 2009 by the Company with Airbus SAS regarding the Company’s purchase of 16 Airbus A330 series aircraft;

“A320 Agreement”	means the agreement entered into on 30 December 2010 by the Company with Airbus SAS regarding the Company’s purchase of 50 Airbus A320 series aircraft;

“A340 Agreement”	means the agreement entered into on 17 October 2011 by the Company with Airbus SAS regarding the Company’s sale of five Airbus A340-300 aircraft;

“Agreement”	means the agreement entered into on 17 October 2011 by the Company (as purchaser) with Airbu s SAS (as seller) regarding the purchase of the Aircraft;

“Airbus SAS”	means Airbus SAS, a company created and existing under the laws of France;

“Aircraft”	means 15 brand new Airbus A330 series aircraft;

“ATKs”	means the tones of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometres flown;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Consideration”	means the actual consideration payable by the Company to Airbus SAS for the purchase of the Aircraft (taking into account the price concessions);

“Directors”	means the directors of the Company;

“Disposal”	means the sale of the five Airbus A340-300 aircraft by the Company under the A340 Agreement;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“RMB”	means renminbi, the lawful currency of the PRC;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Transaction”	means the purchase of the Aircraft by the Company under the Agreement; and

“USD”	means United States dollar, the lawful currency of the United States of America.

For illustration purposes only, an exchange rate of USD1.00 to RMB6.37 is used in this announcement. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all.

By order of the Directors
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC

17 October 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 17, 2011	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary